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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2002

Commission File Number __________________________________________

Cryopak Industries Inc. (Translation of registrant's name into English)
1053 Derwent Way, Delta, B.C., Canada, V3M 5R4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....ü..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..ü...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CRYOPAK INDUSTRIES INC.
CYPKF: OTCBB / CII: TSX Venture

News Release

CRYOPAK INDUSTRIES ACQUIRES ICE-PAK GROUP

Multi-Million Credit Arrangement with HSBC Bank Canada Supports Deal

Vancouver, B.C. -- October 28, 2002 -- Cryopak Industries Inc. (TSX Venture: CII) (OTCBB: CYPFK), today announces its 100% acquisition of Montreal-based Ice-Pak Group, manufacturers of ice substitute products, for $6.5 million in cash and shares.  Cryopak is now Canada’s largest manufacturer of temperature control packaging products.

“This purchase moves us closer to our major goal --to become the premier supplier of temperature controlling packaging solutions,” commented John Morgan, President & CEO of Cryopak. “Ice-Pak Group is an established and profitable company with a solid customer base.  Their product line is a perfect complement to our product portfolio and increases our strength in the pharmaceutical, retail and industrial segments.  The Montreal plant will allow us to better serve customers—especially those in the key pharmaceutical sector—in Central and Eastern North America.  We are very excited about the sales, manufacturing and distribution synergies and benefits resulting from this acquisition.”

The Ice-Pak Group includes Ice-Pak Ltd. and Ice-Pak Inc., its U.S. subsidiary.  Its revenues were $7.7 million for the year ended June 30, 2002.  Ice-Pak is the leading ice gel brand in Canada and features Microban®, an antibacterial agent.

Ice-Pak co-presidents and owners, Jeff Dichter and Steve Belitzky will join the Cryopak management team.  Dichter becomes the vice-president and general manager of the Ice-Pak division.  Belitzky remains with the company in a consulting capacity to oversee the seamless integration of the two companies.

 “I have been very impressed with Cryopak’s rapid growth over the past three years and am delighted to become a member of the Cryopak team.” said Jeff Dichter.

Both Cryopak and Ice-Pak are growing in sales and there will be no layoffs, in either company, as a result of this acquisition.

The purchase was financed through a combination of a new $8 million line of credit from HSBC Bank Canada and the private placement funding announced earlier this year.  The new credit facilities from HSBC will enable Cryopak to fast track their three-fold growth strategy consisting of:  company acquisitions, penetration into new markets and the development of new technologies.

About Cryopak Industries:

Cryopak Industries Inc. (OTCBB: CYPKF) (TSX Venture: CII) develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Iceä Blanket, flexible hot and cold compresses, gel packs, and instant hot and cold packs.  The products are used during transport to ensure critical temperature maintenance for pharmaceuticals, blood, airline food and beverages, seafood and all other perishable items.  Cryopak's products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications.

With 10 years of experience in research and development, we also offer expert testing and consulting services to help companies optimize their cold-chain management programs.  For more information about Cryopak Industries Inc. or its products, visit www.cryopak.com.

For more information about Ice-Pak and its products, visit www.ice-pak.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

Investor:

Media:

Adam Rabiner

J. Pollack & Company

Gary Gross

Director, Investor Relations

Investor Relations

Director of Marketing

Cryopak Industries Inc.

Cryopak Industries Inc.

Toll-free: 800.735.8922

Toll-free: 888.733.0446

Toll-free: 800.667.2532

Tel: 604.685.3616

Tel: 561.731.2215

Tel: 604.515.7977

Email: adam@cryopak.com

Email: gary@cryopak.com

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, B.C.  V3M 5R4

Item 2.

Date of Material Change

October 25, 2002

Item 3.

Press Release

October 28, 2002

Item 4.

Summary of Material Change

Cryopak has acquired the Ice-Pak Group of companies.

Item 5.

Full Description of Material Change

Cryopak has acquired 100% of Montreal-based Ice-Pak Group, manufacturers of ice substitute products, for $6.5 million in cash and shares.  Cryopak is now Canada’s largest manufacturer of temperature control packaging products.

“This purchase moves us closer to our major goal --to become the premier supplier of temperature controlling packaging solutions,” commented John Morgan, President & CEO of Cryopak. “Ice-Pak Group is an established and profitable company with a solid customer base.  Their product line is a perfect complement to our product portfolio and increases our strength in the pharmaceutical, retail and industrial segments.  The Montreal plant will allow us to better serve customers—especially those in the key pharmaceutical sector—in Central and Eastern North America.  We are very excited about the sales, manufacturing and distribution synergies and benefits resulting from this acquisition.”

The Ice-Pak Group includes Ice-Pak Ltd. and Ice-Pak Inc., its U.S. subsidiary.  Its revenues were $7.7 million for the year ended June 30, 2002.  Ice-Pak is the leading ice gel brand in Canada and features Microban®, an antibacterial agent.

Ice-Pak co-presidents and owners, Jeff Dichter and Steve Belitzky will join the Cryopak management team.  Dichter becomes the vice-president and general manager of the Ice-Pak division.  Belitzky remains with the company in a consulting capacity to oversee the seamless integration of the two companies.

“I have been very impressed with Cryopak’s rapid growth over the past three years and am delighted to become a member of the Cryopak team.” said Jeff Dichter.

Both Cryopak and Ice-Pak are growing in sales and there will be no layoffs, in either company, as a result of this acquisition.

The purchase was financed through a combination of a new $8 million line of credit from HSBC Bank Canada and the private placement funding announced earlier this year.  The new credit facilities from HSBC will enable Cryopak to fast track their three-fold growth strategy consisting of:  company acquisitions, penetration into new markets and the development of new technologies.

Item 6.

Reliance on section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

John F. Morgan, President

Tel:  (604) 515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 28th day of October, 2002.

“Doug Reid”

(signature)

Doug Reid

Name

CFO

Position

Vancouver, B.C.

Place of Declaration

BC FORM 45-902F

Securities Act

Report Of Exempt Distribution

1.

State the full name, address and telephone number of the issuer of the security distributed.

CRYOPAK INDUSTRIES INC.

1053 Derwent Way, Annacis Island, Delta, B.C., V3M 5R4

(604) 515-7977

2.

State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The issuer is a reporting issuer in BC, AB and USA.

3.

State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The issuer is listed on the TSX Venture Exchange and quoted on the OTC-BB.

4.

Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Two options were distributed.  One is exercisable until October 1, 2006 into 225,000 common shares at a price of $0.91 per share.  The other is exercisable until October 1, 2003 into 50,000 common shares at a price of $0.91 per share.  565,610 common shares were also distributed.

5.

Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security / total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Steve Belitzky Hampstead, Quebec	One option respecting 50,000 common shares	October 25, 2002	Nil	s. 74(2)(9) of the Act	none
Steve Belitzky Hampstead, Quebec	282,805 common shares	October 25, 2002	$0.884 per share /$249,999.62	s. 74(2)(5) of the Act	12 months
Jeff Dichter Cote Saint-luc, Quebec	One option respecting 225,000 common shares	October 25, 2002	Nil	s. 74(2)(9) of the Act	none
Jeff Dichter Cote Saint-luc, Quebec	282,805 common shares	October 25, 2002	$0.884 per share /$249,999.62	s. 74(2)(5) of the Act	12 months

6.

Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on

7.

State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

Nil

8.

Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C. this  30th   day of October, 2002.

CRYOPAK INDUSTRIES INC.

Name of issuer (please print)

“Doug Reid”

Signature of authorized signatory

Doug Reid, CFO

Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at  www.bcsc.bc.ca.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

Item 6 Schedule to Form 45-902F

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Steve Belitzky 38 Holtham Place Hampstead, Quebec H3X 3N5	514-324-4720 sbelitzky@ice-pak.com	One option respecting 50,000 common shares	s. 74(2)(9) of the Act
Steve Belitzky 38 Holtham Place Hampstead, Quebec H3X 3N5	514-324-4720 sbelitzky@ice-pak.com	282,805 common shares	s. 74(2)(5) of the Act
Jeff Dichter 7514 Wavell Chemin Cote Saint-luc, Quebec H4W 1L7	514-324-4720 jdichter@ice-pak.com	One option respecting 225,000 common shares	s. 74(2)(9) of the Act
Jeff Dichter 7514 Wavell Chemin Cote Saint-luc, Quebec H4W 1L7	514-324-4720 jdichter@ice-pak.com	282,805 common shares	s. 74(2)(5) of the Act

FORM 5B
EXPEDITED ACQUISITION FILING FORM

Re:  Cryopak Industries Inc. (the “Issuer”).

Trading Symbol: CII

The undersigned hereby certifies the following information in relation to the Expedited Acquisition Filing:

1.

The undersigned is a director or senior officer of the Issuer and is duly authorized by the Issuer to make this declaration.

2.

A confidential material change report has been filed with the BCSC and the Exchange.   A news release will be issued once the transaction has closed ..  The transaction can be summarized as follows:

The Issuer has signed a Share Purchase Agreement in order to purchase, in an arms length transaction, 100% share ownership of 2796112 Canada Inc., which owns Ice-Pak Ltd. and Ice-Pak Inc.  In general terms, Ice-Pak and the Issuer are both manufacturers of refrigerant packaging products, so the Issuer is continuing to grow its business through strategic acquisitions and it also has a need for a manufacturing facility in eastern Canada.

The purchase price is $6,500,000, payable as follows:

1.

$5,000,000 in cash on closing, subject to adjustments;

2.

$1,000,000 by way of a three year “vendor take-back” of $1,000,000, of which $500,000 will be cancelled if a certain revenue target is not achieved during the first year following the closing;

3.

$500,000 worth of common shares of the Issuer, specifically 565,610 shares.

3.

Describe the asset/property to be acquired by the Issuer, including the location of the asset/property.  100% share ownership of 2796112 Canada Inc. , which own s 100% of the shares of Ice-Pak Ltd. (a Quebec based manufacturing and sales company which owns a manufacturing facility in Montreal) and Ice-Pak Inc. (an affiliated US sales company).

4.

Describe the date, parties to and type of agreement (eg: sale or option).

Share Purchase Agreement dated for reference September 30, 2002 among the Issuer, as Purchaser, Steve Belitzky, Caryn Weltman, Jason Belitzky, Mara Belitzky, Jeff Dichter and The Dichter Family Trust, as Sellers, and 2796112 Canada Inc., 4077172 Canada Inc., Ice-Pak Ltd. and Ice-Pak Inc.

Describe the total security and/or cash consideration and required work commitments for the first year for the transaction.

The purchase price is  $6,500,000, payable as follows:

1.

$5,000,000 in cash on closing, subject to adjustments;

2.

$1,000,000 by way of a three year “vendor take-back” of $1,000,000, of which $500,000 will be cancelled if a certain revenue target is not achieved during the first year following the closing;

3.

$500,000 worth of common shares of the Issuer, specifically 565,610 shares.  The number of shares has been determined by dividing $500,000 by the undiscounted average closing trading price of the Issuer’s common shares on the Exchange for the 90 trading days ended September 30, 2002, specifically $0.884.  The shares will be placed into escrow and released over 3 years, subject to certain revenue and gross margin targets being achieved.

5.

Show in tabular form, the names of any parties receiving securities of the Issuer pursuant to the transaction and the number of securities to be issued.

Name of Party (If not an individual, name all Insiders of the Party)	Number and Type of Securities to be Issued	Insider=Y ProGroup=P Not Applicable=N/A
Steve Belitzky	282,805 shares	N/A
Jeff Dichter	282,805 shares	N/A

6.

The Market Price of the Issuer’s Listed Shares at the date of the Price Reservation Form or News Release as applicable:   The Share Purchase Agreement was signed on October 4, 2002.  The previous closing price was $0. 80.

7.

The number of issued and outstanding Listed Shares of the Issuer at the date of signing this Expedited Acquisition Filing Form is:  28,9 6 7,444

8.

The number of Listed Shares issued pursuant to the Expedited Filing System, including this transaction over the last 6 months, as a percentage of the current issued and outstanding Listed Shares is:

Acquisition:  1.96%

Private Placement:  Nil

9.

Provide particulars (including name and address of the finder) of any proposed finder(s)’ fee.  N/A

10.

The Issuer has taken reasonable steps to ensure that the vendor has good title.

11.

There are no Material Changes in the affairs of the Issuer which have not been publicly disclosed.

12.

To the knowledge of the Issuer, at the time that an agreement in principle was reached, no other party to the transaction had knowledge of any undisclosed Material Fact or Material Change relating to the Issuer, other than in relation to this transaction.

13.

The transaction has been approved by the directors of the Issuer in accordance with corporate law requirements.

14.

The transaction fully complies with the Expedited Acquisitions criteria set out in Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets.

Dated October 23 , 2002.

“Doug Reid”

Signature of authorized signatory

Doug Reid

CFO

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.
By: “Doug Reid” Doug Reid, CFO

Date:  November 15, 2002

* Print the name and title of the signing officer under his signature.